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                                                                    EXHIBIT 99.2

                               HADSON CORPORATION
                             CHAIRMANSHIP FEE PLAN


         RESOLVED, that, beginning with the year commencing on the date of the 1994 annual meeting of stockholders of the Company and for each year thereafter, each director of the Company who is elected or re-elected by this Board of Directors to serve as a chairman of any committee of this Board of Directors (a "Chairman") shall receive a stipend of $2,000.00 per year;

         FURTHER RESOLVED, that one-half of such stipend shall be awarded in the form of cash and the remaining one-half of such stipend shall be awarded in the form of a grant of shares of the common stock, par value $.01 per share, of the Company ("Common Stock") subject to the restrictions described below (a "Restricted Stock Grant");

         FURTHER RESOLVED, that such stipend shall be awarded on the date of each annual meeting of stockholders of the Company on which such director is elected or re-elected to serve as a Chairman, provided that the portion of the stipend to be awarded in the form of a Restricted Stock Grant for the year commencing on the date of the 1994 annual meeting of stockholders of the Company shall be awarded on November 16, 1994;

         FURTHER RESOLVED, that the total number of shares of Common Stock included in each such Restricted Stock Grant shall be determined by dividing $1,000 by the Fair Market Value, determined in accordance with the provisions of the Company's 1992 Equity Incentive Plan as amended and restated as of March 9, 1994 (the "Equity Incentive Plan"), of the Common Stock on the date of award of such Restricted Stock Grant; provided, that in no event shall the Company be required to issue fractional shares in connection with any such award, and if any fractional share of Common Stock would otherwise be required to be issued, an amount in cash shall be paid in lieu thereof based on the Fair Market Value of the Common Stock on the applicable award date;

         FURTHER RESOLVED, that shares of Common Stock issued pursuant to a Restricted Stock Grant may not be sold, assigned, pledged, hypothecated or otherwise disposed of until at least six months and one day after the date of award of such Restricted Stock Grant (the "Restriction Lapse Date");

         FURTHER RESOLVED, that if any Chairman is removed as a director of the Company "for cause," as defined in the Equity Incentive Plan, prior to the Restriction Lapse Date applicable to a Restricted Stock Grant, such person shall forfeit all shares subject to such Restricted Stock Grant;

         FURTHER RESOLVED, that this Board of Directors may amend, suspend or terminate the compensation arrangement authorized and approved pursuant to the foregoing resolutions or any portion thereof at any time, provided, that (i) the foregoing resolutions shall not be amended more than once every six months other than to comport with changes in the Internal Revenue Code of 1986, as amended, or the Employee Retirement Income Security Act of 1974, as amended, or the rules and regulations under either thereof, and (ii) if any such amendment, suspension or termination shall materially
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and adversely affect the rights of the holder of any Restricted Stock Grant, such amendment, suspension or termination shall not be deemed to alter such rights unless the holder shall consent thereto;

         FURTHER RESOLVED, that the compensation arrangement authorized and approved pursuant to the foregoing resolutions shall be known as the Hadson Corporation Chairmanship Fee Plan (the "Chairmanship Fee Plan"); and

         FURTHER RESOLVED, that the Chairmanship Fee Plan is intended to comply with Rule 16b-3(c)(2)(ii) promulgated under the Securities Exchange Act of 1934, as amended, and shall be construed and interpreted to so comply.





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